Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a communication to Charter employees posted on Charter’s internal website:

Charter Outlines Benefits of Pending Merger in Public Interest Statement

In support of the proposed merger, Charter, Time Warner Cable (TWC) and Bright House Networks (BHN) today filed a public interest statement seeking the Federal Communications Commission’s (FCC) approval of license transfers. The merger will result in the creation of New Charter - an advanced, growth-oriented broadband cable company that will combine the best of the three companies for the benefit of consumers.
“New Charter will have the resources to extend Charter’s existing pro-customer and pro-broadband business model throughout its new service area and build upon Time Warner Cable’s operating momentum and diversity initiatives, as well as Bright House Network’s highly regarded customer service expertise,” said Tom Rutledge, President and CEO.
Time Warner Cable and Bright House Network customers will benefit from Charter’s pro-customer and pro-broadband model: faster, unlimited Internet for online video; affordable prices; transparent billing and commitment to American jobs.
“We are focused on improving New Charter’s customer service, and will leverage the transaction to better our relationships with customers across our footprint,” Tom stated. Over the last three years, Charter has brought back jobs from overseas call centers and hired thousands of employees to improve our customer care services. As part of our effort, New Charter will also return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations.
Newly acquired customers will also benefit from the transition to all-digital. Leveraging the all-digital model we deployed last year, we will complete the full digitization of TWC and BHN-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings. New Charter customers will also transition to our cloud-based Spectrum Guide.
“We are steadfast in our commitment to enhance the experience of customers with New Charter,” asserted Tom. “As proof of our intentions, New Charter is making legally enforceable commitments that put consumers first.”

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter Communications, Inc. (“Charter”), expects to file a registration statement on Form S- 4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable, Inc. (“Time Warner Cable”) that also constitutes a preliminary prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.